SEARCHHELP, INC.
                               1055 STEWART AVENUE
                               BETHPAGE, NY 11714


                                                                   July 30, 2002


Securities and Exchange Commission:

     On  behalf  of  SearchHelp,  Inc.,  this  letter  is to  withdraw  the SB-1
Registration   Statement  that  was  filed  with  the  Securities  and  Exchange
Commission on May 22, 2002, registration number 333-88820.



                                                  Sincerely,


                                                  /s/ William Bozsnyak
                                                  --------------------------
                                                      William Bozsnyak
                                                      President